UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

COMPTON PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)
Alberta, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

SUITE 3400, 425-1ST STREET SW, CALGARY, ALBERTA, CANADA	T2P 3L8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered

On June 3, 2009, pursuant to a Shareholder Rights Plan Agreement (the “Rights Agreement”), made effective as of June 3, 2009, by and between Compton Petroleum Corporation (the “Company”) and Computershare Trust Company of Canada, as Rights Agent (the “Rights Agent”), the Board of Directors (the “Board”) of the Company declared a distribution of one right (a “Right”) for each outstanding common share of the Company, no par value, including common shares of the Company issued upon the conversion of convertible securities (collectively, the “Common Shares” and, together with any other securities the holders of which are entitled to vote generally on the election of directors, the “Voting Shares”) that were issued or deemed issued at the close of business on June 3, 2009 (the “Record Time”). One Right will also be issued and attach to each Common Share issued thereafter, subject to the limitations set forth in the Rights Agreement. After the Separation Time (as described below), each Right entitles the registered holder to purchase from the Company one Common Share for an exercise price equal to Cdn$20 per Common Share, subject to adjustment (the “Exercise Price”).

The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions set forth in the Rights Agreement. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Rights Agreement. A copy of the Rights Agreement is incorporated herein by reference.

Rights Evidenced by Certificates for Common Shares; Separation Time

Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding, and no separate Rights Certificates will be distributed. In general, the Rights will separate from the Common Shares and become exercisable at the close of business on the tenth business day (or such later business day as the Board may determine) (the “Separation Time”) after the earliest of (i) the first date of public announcement or disclosure that a person and/or others associated, affiliated or otherwise connected to such person, or acting jointly or in concert with such person, has become a Beneficial Owner (as described below) of 20% or more of the outstanding Voting Shares (such date, a “Stock Acquisition Date”; such person, an “Acquiring Person”); (ii) the date of commencement of, or first public announcement or disclosure of the intent of any person (other than the Company or any subsidiary of the Company) to commence, a takeover bid, other than a Permitted Bid or a Competing Permitted Bid (as described below); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such. However, (x) if a takeover bid expires, is cancelled, is terminated or is otherwise withdrawn before the Separation Time, then such takeover bid will be deemed never to have been made, and (y) if the Board waives the application of the Rights Agreement to a Flip-in Event (as described below) in accordance with the Rights Agreement, then the Separation Time with respect to such Flip-in Event will be deemed never to have occurred.

Before the Separation Time, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferable with and only with such certificates for Common Shares, and (ii) certificates for Common Shares issued from and after the Record Time will contain, in accordance with the Rights Agreement, a notation incorporating the Rights Agreement by reference. From and after the Separation Time, the Rights will be evidenced by Rights Certificates, which will be transferable and traded separately from the Common Shares.

Acquiring Person

An Acquiring Person is a person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person that becomes the Beneficial Owner (as described below) of 20% or more of the Voting Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of, among other things: (i) Voting Share Reductions; (ii) acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid (as described below); (iii) transactions to which the application of the Rights Agreement has been waived by the Board; (iv) Pro Rata Acquisitions; and (v) acquisitions by any underwriter or member of a banking or selling group in connection with a bona fide distribution of securities pursuant to an underwriting agreement with the Company.

Also excluded from the definition of Acquiring Person is a person (a “Grandfathered Person”) who is the Beneficial Owner of more than 20% of the outstanding Voting Shares at the Record Time; provided, however, that this exemption will not be, and will cease to be, applicable to a Grandfathered Person in the event that after the Record Time, such Grandfathered Person (i) ceases to own more than 20% of the outstanding Voting Shares, or (ii) becomes the Beneficial Owner of more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares already held by such person, other than through transactions referred to in (i), (ii), (iii), and (iv) of the paragraph above.

A “Beneficial Owner” includes an owner of (i) securities of which such person or any of such person’s affiliates or associates, or any person acting jointly or in concert with the owner is the owner at law or in equity, and (ii) securities entitling the owner to acquire a Voting Share within 60 days upon the conversion, exchange or exercise of a convertible security. Excluded from the definition of Beneficial Owner is a person who holds the outstanding Voting Shares because (x) such person is an investment advisor, trust company, or other similar entity with no present intention to take control of the Company, or (y) such person has agreed to deposit or tender its Voting Shares pursuant to a Permitted Lock-up Agreement to a takeover bid made by such person.

Right to Purchase Common Shares

A transaction in which any person becomes an Acquiring Person, other than by way of a Permitted Bid or a Competing Permitted Bid (as described below) is referred to as a “Flip-in Event.” Any Rights Beneficially Owned by an Acquiring Person or certain transferees of Rights from an Acquiring Person on or after the earlier of the Separation Time and the Stock Acquisition Date, will become void upon the occurrence of a Flip-in Event. From and after the Separation Time, the Rights (other than those held by the Acquiring Person or certain transferees of Rights from the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Permitted Bid and Competing Permitted Bid

The Rights Agreement is not triggered if an offer to acquire Common Shares would allow sufficient time for the shareholders of the Company to consider and react to the offer and would allow shareholders to decide to tender or not tender without the concern that they will be left with illiquid or minority discounted Common Shares should they not tender.

A “Permitted Bid” is a takeover bid where the bid is made by way of a takeover bid circular and which complies with the following additional requirements: (i) the takeover bid must be made to all holders of Voting Shares, other than the offeror; and (ii) the takeover bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up and paid for (x) before the expiration of such 60 day period, and (y) only if, at such time, more than 50% of the Voting Shares held by shareholders other than any Acquiring Person or the bidder, or their affiliates or associates or persons acting jointly or in concert with any Acquiring Person or the bidder (the “Independent Shareholders”) have been tendered pursuant to the takeover bid and not withdrawn; (iii) the takeover bid must permit withdrawal of Voting Shares deposited pursuant to the takeover bid until they are taken up and paid for; and (iv) if more than 50% of the Voting Shares held by Independent Shareholders are tendered to the takeover bid within such 60 day period, then the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Voting Shares for at least an additional ten business days from the date of such public announcement.

The Rights Agreement allows for a competing Permitted Bid (“Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

A Permitted Bid or Competing Permitted Bid is not required to be approved by the Board and such bids may be made directly to shareholders. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Adjustments to Prevent Dilution

The Exercise Price payable, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the Common Shares of the Company. In general, no adjustment in the Exercise Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Exercise Price.

Waiver and Redemption

The Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Agreement to a particular Flip-in Event that would occur as a result of a takeover bid made by way of a takeover bid circular to all holders of Voting Shares. In such event, the Board will be deemed to also have waived the application of the Rights Agreement to any other Flip-in Event occurring as a result of any other takeover bid made by way of a takeover bid circular to all holders of Voting Shares before the expiration of any takeover bid for which the Rights Agreement has been waived or deemed to have been waived.

The Board may also waive the application of the Rights Agreement to (i) an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Voting Shares such that it is not an Acquiring Person within 14 days of the determination of the Board (or such later date as the Board may determine), and (ii) subject to the prior consent of the holders of Voting Shares, a particular Flip-in Event that would occur by reason of an acquisition of Voting Shares other than from (x) a takeover bid made by way of a takeover bid circular to all registered holders of Voting Shares, or (y) inadvertence referred to in (i).

In addition, the Board may waive the application of the Rights Agreement to a Flip-in Event before the close of business on the tenth business day following a Stock Acquisition Date (or such later business day as the Board may from time to time determine), provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares, or has entered into a contractual arrangement with the Company to do so within ten days of the date on which such contractual arrangement is entered into (or such later date as the Board may determine), such that at the time the waiver becomes effective this person is no longer an Acquiring Person. In the event of such a waiver becoming effective before the Separation Time, this Flip-in Event will be deemed not to have occurred.

With the majority consent of Independent Shareholders or Rights holders, as the case may be, the Board may, at any time before the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at Cdn$0.00001 per Right, subject to adjustment (the “Redemption Price”).

In the event that a person acquires Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board has waived the application of the Rights Agreement, then the Board will, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

Where a takeover bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or is otherwise terminated after the Separation Time has occurred and before the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to such election or deemed election as described in the paragraph above, the right to exercise the Rights will terminate.

No Shareholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive distributions.

Confirmation; Reconfirmation; Expiration

The Rights Agreement was required to be confirmed by a resolution passed by a majority of votes cast by Independent Shareholders who vote in respect of the Rights Agreement at a meeting of the shareholders held not later than June 30, 2009. The Rights Agreement was approved at the Company’s annual and special meeting of shareholders held on May 11, 2009.

The Rights Agreement must also be reconfirmed by a resolution ratifying its continued existence passed by a majority of votes cast by Independent Shareholders at or prior to the first annual meeting of shareholders following the third anniversary of the date of the Rights Agreement, provided that a Flip-in Event has not occurred before that time. If a majority of votes cast by Independent Shareholders are voted against the continued existence of the Rights Agreement, the Board, without further formality, will be deemed to have elected to redeem the Rights at the Redemption Price.

If the Rights Agreement is confirmed and reconfirmed pursuant to the Rights Agreement, it and all outstanding Rights will expire at the earlier of (a) the termination of the right to exercise the Rights pursuant to the applicable provisions concerning redemption in the Rights Agreement, and (b) the close of business on the date of the Company’s annual meeting of shareholders in 2015, except in respect of any right to receive cash, securities or other property which has accrued at such expiration time.

Amendment of the Rights Agreement

Following the Effective Date, the Company may, without the prior consent of, but subject to subsequent ratification by, the shareholders or Rights holders, make amendments to (1) correct any clerical or typographical error, or (2) to maintain the validity of the Rights Agreement and the Rights as a result of any change in applicable legislation. Other amendments may be made following the Effective Date with the prior consent of shareholders or Rights holders.

Any amendment referred to above must (1) if made before the Separation Time, be submitted for prior consent or ratification, as applicable, to the shareholders at the next meeting of shareholders, and (2) if made after the Separation Time, be submitted for prior consent or ratification, as applicable, to the Rights holders at a meeting to be held on a date not later than the date of the next meeting of shareholders.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not do so; however, the Rights may have certain anti-takeover effects.

The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Common Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Company other than by way of a Permitted Bid or a Competing Permitted Bid, or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Agreement. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers.

However, the Rights help ensure that the Company’s shareholders receive fair and equal treatment in the event of any takeover proposal of the Company. The execution of the Rights Agreement by the Company is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company’s shareholders.

Item 2. Exhibits

Exhibit Number	Description of Exhibit
4.1

Shareholder Rights Plan Agreement, made effective as of June 3, 2009, by and between Compton Petroleum Corporation and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on April 10, 2009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPTON PETROLEUM CORPORATION (Registrant)
Date: June 3, 2009	By:	/s/ C.W. Leigh Cassidy
C.W. Leigh Cassidy Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1

Shareholder Rights Plan Agreement, made effective as of June 3, 2009, by and between Compton Petroleum Corporation and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on April 10, 2009).